UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )1

Stem Cell Innovations, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85857B 10 0 (CUSIP Number)

July 06, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85857B 10 0	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

BENJAMIN J. JESSELSON, individually and as trustee of the Michael G. Jesselson Trust, dated 12/18/1980
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

5,251,894
6 SHARED VOTING POWER

99,310,425
7 SOLE DISPOSITIVE POWER

5,251,894
8 SHARED DISPOSITIVE POWER

99,310,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,562,319
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%[1]
12	TYPE OF REPORTING PERSON

IN

[1]	Based on 1,047,045,253 shares of Common Stock outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-QSB for the period ended June 30, 2006 (filed on August 18, 2006). On the date of the event which requires filing of this statement (July 06, 2006; which was the date of stockholder approval of an amendment to the Issuer’s certificate of incorporation increasing the number of authorized shares of Common Stock, which resulted in the automatic conversion into Common Stock of Series 1 Convertible Preferred Stock previously held by the Trust or Benjamin J. Jesselson (and not previously convertible) and warrants which the Trust or Benjamin J. Jesselson held becoming exercisable), the reporting person’s percentage was also 9.9%, based on 1,044,556,699 shares of Common Stock then outstanding.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 85857B 10 0	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CLAIRE L. STRAUSS, as trustee of the Michael G. Jesselson Trust, dated 12/18/1980
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

99,310,425
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

99,310,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,310,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.4%[2]
12	TYPE OF REPORTING PERSON

IN

[2]	Based on 1,047,045,253 shares of Common Stock outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-QSB for the period ended June 30, 2006 (filed on August 18, 2006). On the date of the event which requires filing of this statement (July 06, 2006; which was the date of stockholder approval of an amendment to the Issuer’s certificate of incorporation increasing the number of authorized shares of Common Stock, which resulted in the automatic conversion into Common Stock of Series 1 Convertible Preferred Stock previously held by the Trust (and not previously convertible) and warrants which the Trust held becoming exercisable), the reporting person’s percentage was also 9.4%, based on 1,044,556,699 shares of Common Stock then outstanding.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 85857B 10 0	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

STEVEN P. ROSENBERG, as trustee of the Michael G. Jesselson Trust, dated 12/18/1980
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

99,310,425
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

99,310,425

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,310,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.4%[3]
12	TYPE OF REPORTING PERSON

IN

[3]	Based on 1,047,045,253 shares of Common Stock outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-QSB for the period ended June 30, 2006 (filed on August 18, 2006). On the date of the event which requires filing of this statement (July 06, 2006; which was the date of stockholder approval of an amendment to the Issuer’s certificate of incorporation increasing the number of authorized shares of Common Stock, which resulted in the automatic conversion into Common Stock of Series 1 Convertible Preferred Stock previously held by the Trust (and not previously convertible) and warrants which the Trust held becoming exercisable), the reporting person’s percentage was also 9.4%, based on 1,044,556,699 shares of Common Stock then outstanding.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).	Name of Issuer

Stem Cell Innovations, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Office

1812 Front Street Scotch Plains, N.J. 07076 U.S.A.

Item 2	(a).	Name of Person Filing

The persons filing this Schedule 13G are (i) Benjamin J. Jesselson, individually and as a trustee of the Michael G. Jesselson Trust under the Indenture of Trust, dated December 18, 1980 (the “Trust”) and (ii) Claire L. Strauss and Steven P. Rosenberg, solely as trustees of the Trust.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Benjamin J. Jesselson is: Jesselson Capital Corp. 450 Park Avenue, Suite 2603 New York, NY 10022

The address of the principal business office of Claire L. Strauss, as trustee of the Trust, is:

Jesselson Capital Corp.

450 Park Avenue, Suite 2603

New York, NY 10022

The address of the principal business office of Steven P. Rosenberg, as trustee of the Trust, is:

Jesselson Capital Corp.

450 Park Avenue, Suite 2603

New York, NY 10022

Item 2	(c).	Citizenship

United States of America

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number

85857B 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 801-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount beneficially owned:

Benjamin J. Jesselson directly owns 5,251,894 shares of Common Stock of the Issuer (including 1,687,500 Warrants).

The Trust holds 99,310,425 shares of Common Stock of the Issuer (including 6,324,400 Warrants). The Trust provides that the Trustees shall act in all matters by a majority. Accordingly, Benjamin J. Jesselson, Claire L. Strauss and Steven P. Rosenberg, each in their capacities as trustees of the Trust, may be deemed to share voting and dispositive powers over such shares.

	(b)	Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this Schedule 13G shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G, except for those shares of Common Stock which are stated to be owned directly by a reporting person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2006

By:	/s/ Benjamin J. Jesselson
Name:	Benjamin J. Jesselson

By:	/s/ Benjamin J. Jesselson
Name:	Benjamin J. Jesselson, as Trustee
Title:	Trustee of the Michael G. Jesselson Trust, dated 12/18/1980

By:	/s/ Claire L. Strauss
Name:	Claire L. Strauss, as Trustee
Title:	Trustee of the Michael G. Jesselson Trust, dated 12/18/1980

By:	/s/ Steven P. Rosenberg
Name:	Steven P. Rosenberg, as Trustee
Title:	Trustee of the Michael G. Jesselson Trust, dated 12/18/1980

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

Pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Stem Cell Innovations, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Sections 13(d) or 13(g) of the Act and the rules thereunder.

Dated: November 1, 2006

By:	/s/ Benjamin J. Jesselson
Name:	Benjamin J. Jesselson

By:	/s/ Benjamin J. Jesselson
Name:	Benjamin J. Jesselson, as Trustee
Title:	Trustee of the Michael G. Jesselson Trust, dated 12/18/1980

By:	/s/ Claire L. Strauss
Name:	Claire L. Strauss, as Trustee
Title:	Trustee of the Michael G. Jesselson Trust, dated 12/18/1980

By:	/s/ Steven P. Rosenberg
Name:	Steven P. Rosenberg, as Trustee
Title:	Trustee of the Michael G. Jesselson Trust, dated 12/18/1980